THIS DOCUMENT IS A COPY OF THE AMENDMENT No. 3 TO THE ORIGINAL SCHEDULE 13D
                        AND WAS FILED ON JULY 26, 1996


     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  3)

     APPLIX,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     038316105
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     July  19,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  103,734

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  103,734

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 103,734

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.1

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  305,700

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  305,700

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 305,700

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  3.3

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7     Sole Voting Power
                        169,300

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  169,300

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 169,300

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.8

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  98,000

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  98,000

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 98,000

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.1

14          Type  of  Reporting  Person  PN

ITEM  1.    SECURITY  AND  ISSUER

     On December 27, 1994, the Reporting Persons filed a Schedule 13D relative to their holdings of 6.57% of the Common Stock of Applix, Inc. ("APLX"), a Massachusetts corporation. This Amendment Number 3 sets forth changes in the information previously filed. Each item with any change has been set forth herein in full.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 676,734 Shares. Of the 676,734 Shares, 305,700 shares are owned by Pequot, 103,734 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 169,300 shares are owned by Pequot International, and 98,000 shares are owned by Pequot Endowment. The 676,734 shares were purchased in open market transactions at an aggregate cost of $4,363,689. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above-mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)          Not  Applicable

(b)          Not  Applicable

(c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 676,734 Shares. These Shares represent approximately 7.33% of the 9,236,000 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 103,734 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 305,700 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 169,300 Shares owned by Pequot International. Pequot Endowment Partners, L.P.
 has the sole power to vote, direct the vote, dispose and direct the disposition of the 98,000 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

(d)          Not  Applicable

(e)          Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER. After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit C is the text of the Amendment No. 2 that was filed by the Reporting Persons with the Commission on October 19,1995, Exhibit D is the text of the Amendment No. 1 that was filed by the Reporting Persons with the Commission on August 2, 1995, and Exhibit E is the text of the Original
Schedule 13D that was filed by the Reporting Persons with the Commission on December 27, 1994.




Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner









July  26,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment Number 3 to Schedule 13D dated July 19, 1996 relating to the Shares of Applix, Inc. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




     EXHIBIT  B


     APPLIX,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  .0025  PAR  VALUE
 CUSIP  #  038316105




                                 PEQUOT       PEQUOT          PEQUOT       DAWSON
                                 PARTNERS     INTERNATIONAL   ENDOWMENT    SAMBERG
          # OF SHARES            FUND, L.P.   FUND, LTD.      FUND, L.P.   CAPITAL MGMT
TRADE     PURCHASED              TAX I.D. #   TAX I.D. #      TAX I.D. #   TAX I.D. #
DATE            (SOLD)  PRICE    22-2741859   FOREIGN CORP.   06-1388800     06-1033494
--------  ------------  -------  -----------  --------------  -----------  -------------
05/28/96      (14,300)  33.7065           0          (7,100)      (4,900)        (2,300)
05/28/96       (8,700)  33.7065      (8,500)              0            0           (200)
05/29/96      (16,500)  32.8575           0          (8,400)      (5,500)        (2,600)
05/29/96      (11,000)  32.8575     (10,600)              0            0           (400)
06/18/96       10,000   25.7500       3,700           3,100        2,200          1,000
06/19/96       17,500   27.7321       6,400           5,400        3,900          1,800
07/03/96      (15,700)  32.5313           0          (7,900)      (5,500)        (2,300)
07/03/96       (9,300)  32.5313      (9,100)              0            0           (200)
07/17/96       (2,500)  33.7500      (1,100)           (700)        (400)          (300)
07/17/96       (7,500)  33.2083      (2,700)         (2,400)      (1,700)          (700)
07/19/96      (21,700)  31.7500     (20,000)              0            0         (1,700)
07/19/96      (18,600)  32.7361     (17,200)              0            0         (1,400)
07/19/96      (28,300)  31.7500           0         (14,600)      (8,600)        (5,100)
07/19/96      (26,400)  32.7361           0         (13,200)      (9,300)        (3,900)
07/19/96       (5,000)  33.0000           0          (2,600)      (1,700)          (700)
07/19/96
             (158,000)              (59,100)        (48,400)     (31,500)       (19,000)


THIS DOCUMENT IS A COPY OF AMENDMENT No. 2 THAT WAS  FILED ON OCTOBER 19, 1995


                                  EXHIBIT C

ITEM  1.    SECURITY  AND  ISSUER

     On December 27, 1994, the Reporting Persons filed a Schedule 13D relative to their holdings of 6.57% of the Common Stock of Applix, Inc. ("APLX"), a Massachusetts corporation. This Amendment Number 2 sets forth changes in the information previously filed. Each item with any change has been set forth herein in full.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 413,061 Shares. Of the 413,061 Shares, 149,700 shares are owned by Pequot, 44,961 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 138,800 shares are owned by Pequot International, and 79,600 shares are owned by Pequot Endowment. The 413,061 shares were purchased in open market transactions at an aggregate cost of $5,668,899. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above-mentioned entities were made for investment purposes.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)          Not  Applicable

(b)          Not  Applicable

(c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 413,061 Shares. These Shares represent approximately 8.95% of the 4,617,718 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 44,961 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 149,700 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 138,800 Shares owned by Pequot International. Pequot Endowment Partners, L.P.
 has the sole power to vote, direct the vote, dispose and direct the disposition of the 79,600 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

(d)          Not  Applicable

(e)          Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER. After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner









October  19,1995

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment Number 2 to Schedule 13D dated October
19, 1995 relating to the Shares of Applix, Inc. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



     EXHIBIT  B


     APPLIX,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  .0025  PAR  VALUE
 CUSIP  #  038316105




                                       PEQUOT      PEQUOT         PEQUOT      DAWSON
                                       PARTNERS    INTERNATIONAL  ENDOWMENT   SAMBERG
                 # OF SHARES           FUND, L.P.  FUND, LTD.     FUND, L.P.  CAPITAL MGMT
TRADE           PURCHASED              TAX I.D. #  TAX I.D. #     TAX I.D. #  TAX I.D. #
DATE                  (SOLD)  PRICE    22-2741859  FOREIGN CORP.  06-1388800    06-1033494
--------------  ------------  -------  ----------  -------------  ----------  ------------

TOTAL SHARES @
07/26/95             346,861              123,700        114,200      73,100        35,861
                ------------           ----------  -------------  ----------  ------------

07/28/95               5,000  28.5000       1,800          1,700         900           600
08/02/95              10,000  26.6250       5,000          3,000           0         2,000
08/07/95              10,000  27.0000       2,800          5,300           0         1,900
08/08/95               3,600  26.7500    2,200.00         800.00        0.00           600
08/14/95               2,600  27.7500           0              0       2,600             0
10/02/95              10,000  19.8750       3,100          3,000       3,000           900
10/09/95              25,000  20.5000      11,100         10,800           0         3,100
                ------------           ----------  -------------  ----------  ------------

                      66,200               26,000         24,600       6,500         9,100
TOTAL SHARES @
10/09/95             413,061              149,700        138,800      79,600        44,961
                ------------           ----------  -------------  ----------  ------------




 THIS DOCUMENT IS A COPY OF AMENDMENT No. 1 THAT WAS  FILED ON AUGUST 2, 1995


                                  EXHIBIT D

ITEM  1.    SECURITY  AND  ISSUER

     On December 27, 1994, the Reporting Persons filed a Schedule 13D relative to their holdings of 6.57% of the Common Stock of Applix, Inc. ("APLX"), a Massachusetts corporation. This Amendment Number 1 sets forth changes in the information previously filed. Each item with any change has been set forth herein in full.


ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan
T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners, L.P. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments.
 Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 346,861 Shares. Of the 346,861 Shares, 123,700 shares are owned by Pequot, 35,861 Shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 114,200 Shares are owned by Pequot International, and 73,100 Shares are owned by Pequot Endowment. The 346,861 Shares were purchased in open market transactions at an aggregate cost of $4,110,293. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of Shares described herein were made for investment purposes.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)          Not  Applicable

(b)          Not  Applicable

(c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 346,861 Shares. These Shares represent approximately 7.645% of the 4,543,000 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 35,861 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 123,700 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 114,200 Shares owned by Pequot International. Pequot Endowment Partners, L.P.
 has the sole power to vote, direct the vote, dispose and direct the disposition of the 73,100 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

(d)          Not  Applicable

(e)          Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER. After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner









August  2,1995

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment Number 1 to Schedule 13D dated August 2 1995 relating to the Shares of Applix, Inc. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




     EXHIBIT  B


     APPLIX,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  .0025  PAR  VALUE
 CUSIP  #  038316105





                                       PEQUOT      PEQUOT         PEQUOT      DAWSON
                                       PARTNERS    INTERNATIONAL  ENDOWMENT   SAMBERG
                # OF SHARES            FUND, L.P.  FUND, LTD.     FUND, L.P.  CAPITAL MGMT
TRADE           PURCHASED              TAX I.D. #  TAX I.D. #     TAX I.D. #  TAX I.D. #
DATE                  (SOLD)  PRICE    22-2741859  FOREIGN CORP.  06-1388800    06-1033494
--------------  ------------  -------  ----------  -------------  ----------  -------------
TOTAL SHARES @
01/01/95            327,261               112,600        105,200      64,300        45,161
                ------------           ----------  -------------  ----------  -------------

06/22/95             (5,400)  22.0000           0              0           0        (5,400)
07/03/95               (800)  25.8750           0              0           0          (800)
07/03/95              7,000   25.8750           0              0       7,000        (7,000)
07/03/95             (4,500)  25.8750           0              0           0        (4,500)
07/03/95               (400)  25.8750           0              0           0          (400)
07/03/95               (300)  25.8750           0              0           0          (300)
07/03/95             (1,000)  25.8750           0              0           0        (1,000)
07/19/95              2,500   25.3750       1,100            900         200           300
07/26/95             22,500   30.3056      10,000          8,100       1,600         2,800
                ------------           ----------  -------------  ----------  -------------
                     19,600                11,100          9,000       8,800        (9,300)

TOTAL SHARES @
07/26/95            346,861               123,700        114,200      73,100        35,861
                ------------           ----------  -------------  ----------  -------------




THIS DOCUMENT IS A COPY OF THE ORIGINAL SCHEDULE 13D THAT WAS FILED ON DECEMBER 27, 1994

                              EXHIBIT  E


ITEM  1.    SECURITY  AND  ISSUER

     This statement relates to the Common Stock, par value .0025, (the "Shares"), of Applix, Inc. ("APLX"), a Massachusetts corporation."), a Massachusetts corporation. APLX's principal executive office is located at
112  Turnpike  Road,  Westboro,  MA    01581-2831.

ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a
corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 291,400 Shares. Of the 291,400 Shares, 98,300 shares are owned by Pequot, 102,000 Shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, and 91,100 Shares are owned by Pequot International. The 291,400 Shares were purchased in open market transactions at an aggregate cost of $2,944,529. The funds for the purchase of Shares held by Pequot and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of Shares described herein were made for investment purposes.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)          Not  Applicable

(b)          Not  Applicable

(c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 291,400 Shares. These Shares represent approximately 6.57% of the
4,432,569 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 102,000 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 98,300 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 91,100 Shares owned by Pequot International. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth below:

Trade  Date                          Number of Shares          Price Per Share

12/09/94          Buy                      189,500                      $10.04
12/09/94          Sale                        (80,000)                   10.12
12/12/94          Buy                      150,000                       10.18
12/13/96          Buy                          31,900                    10.18

(d)          Not  Applicable

(e)          Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.
     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER.

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated December 27, 1994 relating to the Shares of Applix, Inc. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner